Exhibit 99.1

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company’s Shareholders be called and shall be held at the offices of Silvercorp Metals Inc. located at Suite 1378-200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada, on Friday, September 20, 2013 at 10:00a.m (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the audited financial statements of the Company for the year ended March 31, 2013, together with the report of the auditor thereon;

3.	to fix the number of Directors at seven (7);

4.	to elect Directors of the Company for the ensuing year;

5.	to re-appoint Deloitte LLP, Chartered Accountants, as auditor for the Company for the ensuing year and to authorize the Directors to fix the auditor’s remuneration; and

6.	to transact such other business as may properly be brought before the Meeting or at any adjournments thereof.

Only Shareholders of record on August 16, 2013, are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy and deliver it to the Company’s Transfer Agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of Proxy and the Circular accompanying this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 16h day of August, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”
Dr. Rui Feng
Chairman, CEO and Director